ACN 002 664 495

NOTICE OF GENERAL MEETING

A General Meeting of the Company will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Tuesday, 8 October 2019 commencing at 10:00am (WST).

This Notice and the accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their stock broker, investment advisor, accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on + 61 8 9322 6322.

Shareholders are urged to attend or vote by lodging the Proxy Form attached to the Notice.

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

NOTICE OF GENERAL MEETING
Notice is hereby given that a general meeting of shareholders of Piedmont Lithium Limited (Company) will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Tuesday, 8 October 2019 commencing at 10:00am (WST) (Meeting).
The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.
The Directors have determined pursuant to regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Sunday, 6 October 2019 at 5:00pm (WST).
Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in Schedule 1.
AGENDA

1.	Resolution 1 – Approval of Employee Equity Incentive Plan

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:
"That, pursuant to and in accordance with Listing Rule 7.2 (Exception 9) and for all other purposes, Shareholders approve the Piedmont Lithium Limited Employee Equity Incentive Plan (“the Plan”), and the grant of Incentive Securities and the issue of underlying securities under the Plan, on the terms and conditions in the Explanatory Memorandum."
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of a Director (except one who is ineligible to participate in any employee incentive scheme in relation to the Company) or an associate of that person (or those persons).
However, the Company need not disregard a vote if:
(a)	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b)	it is cast by the Chairperson as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.
In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

2.	Resolution 2 – Amendment to Terms of Existing Incentive Options

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:
"That, subject to Shareholder approval of Resolution 1, for the purposes of Listing Rule 6.23.4 and for all other purposes, Shareholders approve an amendment to the terms of all outstanding Options issued to Directors, employees, consultants, and advisors, to allow the cashless exercise of such Options on the terms and conditions in the Explanatory Memorandum."
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person who holds an Option that is the subject of the approval being sought under this resolution or an associate of that person (or those persons).
However, the Company need not disregard a vote if:

(a)	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b)	it is cast by the Chairperson as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3.	Resolution 3 – Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:
"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the prior issue of 77,961,965 Shares issued under Listing Rule 7.1 at an issue price of A$0.145 each, on the terms and conditions in the Explanatory Memorandum.”
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person (or any associate of such a person) who participated in the issue of the Prior Placement Shares.
However, the Company need not disregard a vote if:
(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or
(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4.	Resolution 4 – Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:
"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the prior issue of 67,038,035 Shares under Listing Rule 7.1A at an issue price of A$0.145 each, on the terms and conditions in the Explanatory Memorandum.”
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person (or any associate of such a person) who participated in the issue of the Prior Placement Shares.
However, the Company need not disregard a vote if:
(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or
(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

BY ORDER OF THE BOARD

Gregory Swan
Company Secretary
Dated: 4 September 2019

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Tuesday, 8 October 2019 commencing at 10:00am (WST).
This Explanatory Memorandum forms part of the Notice which should be read in its entirety.  This Explanatory Memorandum contains the terms and conditions on which the Resolutions will be voted.
This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:
Section 2:	Action to be taken by Shareholders
Section 3:	Resolution 1 – Approval of Employee Equity Incentive Plan
Section 4:	Resolution 2 – Amendment to Terms of Existing Incentive Options
Section 5:	Resolutions 3 and 4 – Ratify Issue of Prior Placement Shares
Schedule 1:	Definitions
A Proxy Form is located at the end of the Explanatory Memorandum.

2.	Action to be taken by Shareholders

Shareholders should read the Notice (including this Explanatory Memorandum) carefully before deciding how to vote on the Resolutions.
2.1	Proxies
A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions set out in the Proxy Form.  Returning the Proxy Form to the Company will not preclude a Shareholder from attending or (subject to the voting exclusions set out in the Notice) voting at the Meeting in person.
Please note that:
(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;
(b)	a proxy need not be a Shareholder; and
(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 10:00am (WST) on Sunday, 6 October 2019, being at least 48 hours before the Meeting.
The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

3.	Resolution 1 – Approval of Employee Equity Incentive Plan

3.1	General
Resolution 1 seeks Shareholder approval, pursuant to Listing Rule 7.2, Exception 9, to adopt the Piedmont Lithium Limited Employee Equity Incentive Plan (the Plan) and to enable Performance Rights, Options, and Shares upon exercise or conversion of those Performance Rights and Options to be issued under the Plan to eligible Directors, employees and contractors (Incentive Securities) to be exempted from Listing Rule 7.1 for a period of 3 years from the date on which Resolution 1 is passed.
A summary of the Plan, to be adopted pursuant to Resolution 1, is set out in Schedule 2.
The Company’s existing employee equity incentive plan was last approved by Shareholders on 18 May 2018, and comprised an Employee Performance Rights Plan which offered the opportunity for eligible Directors, employees and contractors to subscribe for Performance Rights. Resolution 1 seeks Shareholder approval to adopt a new and revised Employee Equity Incentive Plan to offer the opportunity for eligible Directors, employees and contractors to subscribe for Options in addition to Rights, in order to increase the range of potential incentives available for eligible Directors, employees and contractors.
The Plan is intended to assist the Company to attract and retain key staff, whether employees or contractors.  The Board believes that grants made to eligible participants under the Plan will provide a powerful tool to underpin the Company's employment and engagement strategy, and that the Plan will:
(a)	enable the Company to incentivise and retain existing key management personnel and other eligible employees and contractors needed to achieve the Company's business objectives;
(b)	enable the Company to recruit, incentivise and retain additional key management personnel, and other eligible employees and contractors, needed to achieve the Company's business objectives;
(c)	link the reward of key staff with the achievement of strategic goals and the long-term performance of the Company;
(d)	align the financial interest of participants of the Plan with those of Shareholders; and
(e)	provide incentives to participants under the Plan to focus on superior performance that creates Shareholder value.
Resolution 1 is an ordinary resolution.
3.2	ASX Listing Rules
Listing Rule 7.1 provides that a company must not (subject to specified exceptions), without the approval of shareholders, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to convert to equity (such as an option or performance right), if the number of those securities exceeds 15% of the number of ordinary securities on issue at the commencement of that 12 month period.
Listing Rule 7.2, Exception 9, operates as one of the exceptions to Listing Rule 7.1. The effect of Shareholder approval under Listing Rule 7.2, Exception 9 is that any issues of securities under the Plan are treated as having been made with the approval of shareholders for the purposes of Listing Rule 7.1. Approval under Listing Rule 7.2, Exception 9 lasts for a period of three years.
3.3	Specific Information Required by Listing Rule 7.2
In accordance with the requirements of Listing Rule 7.2, Exception 9(b), the following information is provided:
(a)	a summary of the material terms of the Plan is set out in Schedule 2 and form part of the Notice;
(b)
a total of 400,000 Performance Rights have been issued to eligible Directors, employees and contractors since the Company’s existing employee equity incentive plan was last approved by Shareholders on 18 May 2018, of which 350,000 Performance Rights have vested and converted into 350,000 Shares and 50,000 remain on issue; and

(c)	a voting exclusion statement in respect of Resolution 1 has been included in the Notice.
3.4	Directors' recommendations
The Directors recommend that Shareholders vote in favour of Resolution 1.

4.	Resolution 2 – Amendment to Terms of Existing Incentive Options

4.1	General
If Shareholder approval is received for Resolution 1, as described above, Options issued under the revised Plan will allow Optionholders to either exercise their Options by paying the exercise price in cash upon exercise of their Options and receiving one (1) Share per Option exercised or, by nominating to use a cashless exercise mechanism where no cash is payable (Cashless Exercise Facility).
If an Optionholder elects to use the Cashless Exercise Facility, the Company will only issue that number of Shares (rounded down to the nearest whole number) as are equal to the difference between the exercise price otherwise payable for the Options and the market value of the Shares at the time of exercise as determined by the weighted average closing price of Shares on the ASX over the 5 trading days prior to exercise.
The Cashless Exercise Facility allows the Optionholder to set-off the exercise price and receive Shares to the value of the surplus. By way of example:
If a participant holds 1,000 Options (which have vested and are therefore capable of exercise), each with an Option Exercise Price of A$1.00, and they elect to exercise all of their Options by paying cash upon exercise of their Options, they would pay the Company A$1,000 and receive 1,000 Shares. If however the participant elects to use the Cashless Exercise Facility and the Company’s Share price

(as determined by the weighted average closing price of Shares on the ASX over the 5 trading days prior to exercise) is A$1.50, the participant will pay no cash and receive 333 Shares (being (1,000 x (A$1.50 - A$1.00)) / A$1.50 = 333.33, rounded down to 333 Shares).
Options that have previously been issued by the Company to Directors, employees, contractors and advisors do not allow such choice. All Options currently on issue only permit exercise by paying the full cash amount upon exercise. The Company would like to make the alternatives consistent across all Options and offer the Cashless Exercise Facility to all existing holders of Options.
The Company sees a number of benefits in offering a Cashless Exercise Facility, including limiting dilution to existing Shareholders as the cashless alternative will require less Shares to be issued and limiting downward share price pressure from Optionholders who may need to immediately dispose of their Shares acquired upon exercise of their Options to fund the exercise price.
In accordance with ASX Listing Rule 6.23.4, a change of terms of existing Options can only be made if Shareholders have first approved the change. The purpose of this Resolution 2 is to seek Shareholder approval to amend the terms of existing Options to include a Cashless Exercise Facility.
There are currently 85,850,000 Options on issue. If Shareholders approve this Resolution 2, it is proposed that all existing holders of Options be given the alternative of traditional exercise for cash and the cashless exercise method.
Below are all Options currently on issue to which the new terms would apply:
•	14,000,000 Options exercisable at A$0.05 each, expiring on 31 December 2019
•	1,000,000 Options exercisable at A$0.08 each, expiring on 31 December 2019
•	16,500,000 Options exercisable at A$0.10 each, expiring on 31 December 2019
•	16,500,000 Options exercisable at A$0.15 each, expiring on 31 December 2019
•	1,300,000 Options exercisable at A$0.15 each on or before 30 June 2020
•	1,300,000 Options exercisable at A$0.20 each on or before 30 June 2020
•	4,175,000 Options exercisable at A$0.25 each on or before 30 June 2020
•	6,000,000 Options exercisable at A$0.10 each on or before 10 July 2020
•	2,875,000 Options exercisable at A$0.35 each on or before 31 December 2020
•	6,000,000 Options exercisable at A$0.12 each on or before 10 January 2021
•	1,500,000 Options exercisable at A$0.15 each on or before 30 June 2021
•	6,000,000 Options exercisable at A$0.16 each on or before 10 July 2021
•	400,000 Options exercisable at A$0.22 each on or before 31 July 2021
•	400,000 Options exercisable at A$0.26 each on or before 31 July 2021
•	400,000 Options exercisable at A$0.28 each on or before 31 July 2021
•	1,500,000 Options exercisable at A$0.20 each on or before 30 June 2022
•	6,000,000 Options exercisable at A$0.24 each on or before 10 July 2022
The proposed Cashless Exercise Facility will only affect the manner in which Options are exercised. It will not change the entitlements of Optionholders or affect the performance hurdles and/or vesting condition attached to the Options.
Resolution 2 is an ordinary resolution.
4.2	ASX Listing Rules
Listing Rule 6.23.4 provides that a change to the terms of Options which is not prohibited under Listing Rule 6.23.3 (reducing the exercise price, increasing the exercise period or increasing the number securities received on exercise) can only be made with Shareholder approval.
The Company is seeking Shareholder approval to change the terms of all existing Options to offer the choice to use the Cashless Exercise Facility to all existing Optionholders.
4.3	Directors' recommendations
The Directors recommend that Shareholders vote in favour of Resolution 2.

5.	Resolutions 3 and 4 – Ratify Issue of Prior Placement Shares

5.1	General
On 3 July 2019, the Company announced plans to issue 145,000,000 Shares (Prior Placement Shares) at an issue price of A$0.145 per Share to raise gross proceeds of A$21.0 million (Placement).
The Prior Placement Shares were issued to institutional investors on 10 July 2019 pursuant to the Company's existing capacity under Listing Rules 7.1 and 7.1A.
The number of Prior Placement Shares that were issued pursuant to the Company's capacity under Listing Rule 7.1 was 77,961,965 and the number of Prior Placement Shares that were issued pursuant to the Company's capacity under Listing Rule 7.1A was 67,038,035.

The Placement was led by cornerstone investor, Fidelity International, who subscribed for 74 million shares, and the Company’s largest shareholder, AustralianSuper, who subscribed for 19 million shares.
Proceeds from the Placement will be used to complete a definitive feasibility study and provide funding for the Company to continue development of its 100% owned Piedmont Lithium Project (Project) located in the world-class Carolina Tin-Spodumene Belt in the United States, including additional drilling to upgrade the Project’s Inferred resources to Indicated resources, additional metallurgical testwork and engineering studies, ongoing land consolidation, and general working capital.
The issue price of A$0.145 per Share represents a 9% discount to the last closing price on the ASX prior to the announcement of the Placement of A$0.16.
Resolutions 3 and 4 seek to ratify the Prior Placement Shares issued using the Company's placement capacity under Listing Rule 7.1 and Listing Rule 7.1A.
Resolutions 3 and 4 are ordinary resolutions.
The Chairman intends to exercise all available proxies in favour of Resolutions 3 and 4.
5.2	ASX Listing Rules
Listing Rule 7.1 provides that the Company is entitled to issue or agree to issue Equity Securities up to 15% of its issued share capital through placements during any 12-month period, subject to specific restrictions, without needing prior shareholder approval (15% Placement Capacity).
In addition to its 15% Placement Capacity, the Company has obtained Shareholder approval pursuant to Listing Rule 7.1A at its 2018 annual general meeting to issue Equity Securities up to 10% of its issued share capital through placements over a 12-month period after the Company’s 2018 annual general meeting, without needing prior shareholder approval (10% Placement Capacity).
Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of Equity Securities made pursuant to Listing Rule 7.1 or Listing Rule 7.1A (and provided that the previous issue did not breach Listing Rule 7.1 or Listing Rule 7.1A) those Equity Securities will be deemed to have been made with shareholder approval for the purpose of Listing Rule 7.1 or Listing Rule 7.1A.
The effect of passing Resolutions 3 and 4 will be to allow the Company to retain the flexibility to issue equity securities in the future up to the 15% Placement Capacity set out in Listing Rule 7.1 and the 10% Placement Capacity set out in Listing Rule 7.1A, without the requirement to obtain prior Shareholder approval.
5.3	Specific information required by Listing Rule 7.5
In accordance with Listing Rule 7.5, information is provided in relation to the Prior Placement Shares as follows:
(a)
on 10 July 2019, the Company issued the Prior Placement Shares to Fidelity International, AustralianSuper, and other institutional and sophisticated investors in Australia and Asia identified by Shaw and Partners Limited and Aitken Murray Capital Partners who acted as Joint Lead Managers to the Placement and Taylor Collison Limited and Foster Stockbroking who acted as co-managers to the Placement, who are not related parties or associates of related parties of the Company on the following basis:

(i)	77,961,965 Prior Placement Shares were issued pursuant to Listing Rule 7.1; and
(ii)	67,038,035 Prior Placement Shares were issued pursuant to Listing Rule 7.1A.
(b)	the Prior Placement Shares were issued for A$0.145 per Share;
(c)	the Prior Placement Shares issued were all fully paid ordinary shares in the capital of the Company and were issued on the same terms and conditions as the Company's existing Shares;
(d)
the funds raised from the issue of the Prior Placement Shares will be used to complete a definitive feasibility study and provide funding for the Company to continue development of its Project located in the world-class Carolina Tin-Spodumene Belt in the United States, including additional drilling to upgrade the Project’s Inferred resources to Indicated resources, additional metallurgical testwork and engineering studies, ongoing land consolidation, and general working capital; and

(e)	a voting exclusion statement is included in the Notice for Resolutions 3 and 4.
5.4	Directors recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolutions 3 and 4.

Schedule 1 - Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.
10% Placement Capacity has the meaning given to that term in Section 5.2.
15% Placement Capacity has the meaning given to that term in Section 5.2.
A$ means Australian Dollars.
ASX means the ASX Limited ABN 98 008 624 691 and where the context permits the Australian Securities Exchange operated by ASX Limited.
Board means the board of Directors of the Company.
Cashless Exercise Facility has the meaning given in Section 4.1.
Chairperson means the person appointed to chair the Meeting convened by the Notice.
Closely Related Party means:
(a)	a spouse or child of the member; or
(b)	has the meaning given in section 9 of the Corporations Act.
Company means Piedmont Lithium Limited ACN 002 664 495.
Corporations Act means the Corporations Act 2001 (Cth).
Director means a director of the Company.
Employee Incentive means a Share, Option or Performance Right granted under the Plan.
Explanatory Memorandum means this explanatory memorandum which forms part of the Notice.
Group means the Company and its Related Bodies Corporate.
Incentive Securities has the meaning given in Section 3.1.
Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.
Listing Rules means the listing rules of ASX.
Meeting has the meaning given to that term in the introductory paragraph of the Notice.
Notice means the notice of the Meeting and includes the agenda, Explanatory Memorandum and the Proxy Form.
Option means any option to acquire a Share, subject to its own terms and conditions.
Optionholder means the holder of an Option.
Performance Right means a performance right which upon satisfaction of criteria and/or vesting conditions is confers an entitlement to be provided with one Share.
Placement has the meaning given to that term in Section 5.1.
Plan has the meaning given in Section 3.1.
Prior Placement Shares has the meaning given to that term in Section 5.1.
Proxy Form means the proxy form attached to the Notice.
Related Body Corporate has the meaning given in section 9 of the Corporations Act.
Resolution means a resolution proposed pursuant to the Notice.
Schedule means a schedule to this Explanatory Memorandum.
Section means a section of this Explanatory Memorandum.
Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.
WST means Australian Western Standard Time, being the time in Perth, Western Australia.

Schedule 2 – Summary of Employee Equity Incentive Plan

The terms of the Employee Equity Incentive Plan (Plan) are summarised below. A copy of the Plan can be obtained by contacting the Company. Terms not defined in the Notice have the meaning given in the Plan.
Eligible Employees: The eligible participants under the Plan are Directors and Employees who are declared by the Board in its sole and absolute discretion to be eligible to receive grants of Options or Performance Rights under the Plan; or any other person who is declared by the Board in its sole and absolute discretion to be eligible to receive grants of Options or Performance Rights under the Plan. For the purposes of the Plan, "Employee" means an employee or other consultant or contractor of the Company, or any member of the Group.
In accordance with the Listing Rules, prior Shareholder approval will be required before any Director or related party of the Company can participate in the Plan and be granted Shares, Options or Performance Rights.
Limits on Entitlement: An Offer of Options or Performance Rights may only be made under the Plan if the number of Shares that may be acquired on exercise of the Options Performance Rights when aggregated with the number of Shares issuable if each outstanding Option and Performance Rights were exercised and the number of Shares issued pursuant to the Plan or any other Group employee incentive scheme during the previous 3 years does not exceed 10% of the total number of Shares on issue at the time of the proposed issue.
The maximum allocation and allocated pool may be increased by Board resolution, provided such an increase complies with the Listing Rules.
Individual Limits: The Plan does not set out a maximum number of Shares that may be made issuable to any one person or company.
Offer and Conditions: An Offer must be set out in an Offer Letter delivered to an Eligible Employee. The Offer Letter may specify (as determined by the Board):
(a)	the number of Options or Performance Rights;
(b)	the conditions on the Offer (Offer Conditions);
(c)	the Grant Date;
(d)	the Fee (if any);
(e)	the Performance Criteria (if any);
(f)	the Vesting Conditions (if any);
(g)	the Exercise Price (if any);
(h)	the Exercise Period (if applicable);
(i)	the Performance Period (if applicable); and
(j)	the Expiry Date and Term (if applicable);
Consideration Payable: Options and Performance Rights will be issued for nil consideration.
Cashless Exercise: Under the Plan, a Participant may elect to pay the exercise price for each Option by setting off the total exercise price against the number of Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Shares to the value of the surplus after the exercise price has been set off.
Lapse of Options and Performance Rights: Subject to the Board's discretion, Options and Performance Rights shall automatically be cancelled for no consideration where:
(a)	the Participant ceases to hold employment or office with the Company or Group member (except where the Participant is a Good Leaver);
(b)	the Participant is determined to have engaged in Fraudulent or Dishonest Conduct (described below);
(c)	the applicable Performance Criteria and/or Vesting Conditions are not achieved by the relevant time;
(d)	the Board determines, in its reasonable opinion, that the applicable Performance Criteria and/or Vesting Conditions have not been met or cannot be met within the relevant time;
(e)	the Expiry Date has passed;
(f)	the Board determines that the Participant has brought the Group into disrepute or acted contrary to the interest of the Company or Group;
(g)	the Participant has elected to surrender the Performance Rights or Options; and
(h)	the Offer Letter provides for the cancellation of the Performance Rights or Options in any other circumstances.
Good Leaver: A Good Leaver is a Participant who ceases employment or office with the Company or a Group Member and is determined by the Board to be a Good Leaver. Where a Participant who holds Employee Incentives becomes a Good Leaver:
(a)
all vested Options which have not been exercised will continue in force and remain exercisable for 90 days after the date the Participant becomes a Good Leaver, unless the Board determines otherwise in its sole and absolute discretion, after which the Employee Incentives will lapse; and

(b)
the Board may in its discretion permit unvested Employee Incentive held by the Good Leaver to vest, amend the vesting criteria applicable to the Employee Incentives (including Performance Criteria and/or Vesting Conditions or determine that the unvested Employee Incentives lapse.

Bad Leaver: Where a Participant who holds Employee Incentives becomes a Bad Leaver all vested and unvested Employee Incentives will lapse. Where a Participant who holds Employee Incentives becomes a Bad Leaver the Board may determine to exercise the right to buy back any Shares issued upon exercise of an Option or conversion of a Performance Rights.
A Bad Leaver is a Participant who, unless the Board determines otherwise, ceases employment or office with the Company or a Group member (which includes for any of the circumstances amount to Fraudulent or Dishonest Conduct (described below).
Fraudulent or Dishonest Conduct: Where, in the opinion of the Board, a Participant or former Participant (which may include a Good Leaver) has engaged in Fraudulent or Dishonest Conduct the Board may deem all Employee Incentives held by the Participant or former Participant to be automatically be forfeited. Fraudulent or Dishonest Conduct means a Participant or former Participant:
(a)	acts fraudulently or dishonestly;
(b)	wilfully breaches his or her duties to the Company or any member of the Group; or
(c)	has, by any act or omission, in the opinion of the Board (determined in its absolute discretion):
(i)	brought the Company, the Group, its business or reputation into disrepute; or
(ii)	is contrary to the interest of the Company or the Group.
(d)	commits any material breach of the provisions of any employment contract entered into by the Participant with any member of the Group;
(e)	commits any material breach of any of the policies of the Group or procedures or any laws, rules or regulations applicable to the Company or Group;
(f)
is subject to allegations, has been accused of, charged with or convicted of fraudulent or dishonest conduct in the performance of the Participant's (or former Participant's) duties, which in the reasonable opinion of the relevant directors of the Group effects the Participant's suitability for employment with that member of the Group, or brings the Participant or the relevant member of the Group into disrepute or is contrary to the interests of the Company or the Group;

(g)
is subject to allegations, has been accused of, charged with or convicted of any criminal offence which involves fraud or dishonesty or any other criminal offence which Board determines (in its absolute discretion) is of a serious nature;

(h)	has committed any wrongful or negligent act or omission which has caused any member of the Group substantial liability;
(i)
has become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the Participant being banned from managing a corporation; or

(j)	has committed serious or gross misconduct, wilful disobedience or any other conduct justifying termination of employment without notice.
(k)	has wilfully or negligently failed to perform their duties under any employment contract entered into by the Participant with any member of the Group;
(l)	has engaged in a transaction which involves a conflict of interest to their employment with the Company resulting in the Participant or former Participant obtaining a personal benefit;
(m)	accepts a position to work with a competitor of the Company or Group;
(n)	acting in such a manner that could be seen as being inconsistent with the culture and values of the Company or the Group; or
(o)	any other act that the Board determines in its absolute discretion to constitute fraudulent or dishonest by the Participant or former Participant.
Change of Control: All granted Performance Rights which have not yet vested or lapsed shall automatically and immediately vest (regardless of whether any Performance Criteria or Vesting Conditions have been satisfied) and a Participant may exercise any or all of their Options (regardless of whether the Vesting Conditions have been satisfied) provided that no Option will be capable of exercise later than the Expiry Date, if any of the following change of control events occur:
(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid:
(i)	is announced;
(ii)	has become unconditional; and
(iii)	the person making the Takeover Bid has a Relevant Interest in 50% or more of the issued Shares;
(c)	any person acquires a Relevant Interest in 50.1% or more of the issued Shares by any other means; or
(d)
the Company announces that a sale or transfer (in one transaction or a series of transaction) of the whole (or substantially the whole) of the undertaking and business of the Company has been completed.

Holding Lock: The Board may at any time request that the Company's share registry to impose a holding lock on any Employee Incentives issued pursuant to the Plan where the Board determines or reasonably believes (in its absolute discretion) that a Participant (or a Former Participant) has or may breach these Rules.
Contravention of Rules: The Board may at any time, in its sole and absolute discretion, take any action it deems reasonably necessary in relation to any Employee Incentives if it determines or reasonably believes a Participant has breached the Plan or the terms of issue of any Employee Incentives, including but not limited to, signing transfer forms in relation to Employee Incentives, placing a holding lock on Employee Incentives, signing any and all documents and doing all acts necessary to effect a Buy-Back, accounting for the proceeds of the sale of forfeited Employee Incentives, refusing to transfer any Employee Incentives and/or refusing to issue any Shares.

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

P R O X Y   F O R M
The Company Secretary
Piedmont Lithium Limited

By delivery:                                                     By post:                                        By e-mail:                                                                By facsimile:
Level 9, 28 The Esplanade                        PO Box Z5083                   voting@piedmontlithium.com  +61 8 9322 6558
PERTH WA 6000                                                  PERTH WA 6831

Name of Shareholder:

Address of Shareholder:

Number of Shares entitled to vote:

Please mark ☒ to indicate your directions. Proxy appointments will only be valid and accepted by the Company if they are made and received no later than 48 hours before the Meeting. Further instructions are provided overleaf.

Step 1 – Appoint a Proxy to Vote on Your Behalf

I/we being Shareholder/s of the Company hereby appoint:

The Chairperson (mark box)	☐	OR if you are NOT appointing the Chairperson as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairperson, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Piedmont Lithium Limited to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Tuesday, 8 October 2019 commencing at 10:00am (WST) and at any adjournment or postponement of such meeting. If 2 proxies are appointed, the proportion or number of votes that this proxy is authorised to exercise is [                     ]% of the Shareholder's votes / [                                    ] of the Shareholder's votes.  (An additional Proxy Form will be supplied by the Company, on request).
Important – If the Chairperson is your proxy or is appointed your proxy by default

The Chairperson intends to vote all available and undirected proxies in favour of all Resolutions. If the Chairperson is your proxy or is appointed your proxy by default, unless you indicate otherwise by ticking either the 'for', 'against' or 'abstain' box in relation to a Resolution, you will be expressly authorising the Chairperson to vote in accordance with the Chairperson's voting intentions on that Resolution even if that Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel.
Step 2 – Instructions as to Voting on Resolutions
INSTRUCTIONS AS TO VOTING ON RESOLUTIONS
The proxy is to vote for or against the Resolutions referred to in the Notice as follows:
		For	Against	Abstain*
Resolution 1	Approval of Employee Equity Incentive Plan
Resolution 2	Amendment to Terms of Existing Incentive Options
Resolution 3	Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1
Resolution 4	Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A
* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.
The Chairperson intends to vote all available proxies in favour of each Resolution.

Authorised signature/s
This section must be signed in accordance with the instructions below to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

_________________________                                                                                                                                        _______________________                        ___________________
Contact Name                                                                                     Contact Daytime Telephone                                                                                Date

Proxy Notes:

A Shareholder entitled to attend and vote at the Meeting may appoint a natural person as the Shareholder's proxy to attend and vote for the Shareholder at that Meeting.  If the Shareholder is entitled to cast 2 or more votes at the Meeting the Shareholder may appoint not more than 2 proxies.  Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise.  If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder's votes.  A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting, the representative of the body corporate to attend the Meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company’s Share Registry.

You must sign this form as follows in the spaces provided:

Joint Holding:                                                 where the holding is in more than one name all of the holders must sign.

Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies:
a Director can sign jointly with another Director or a Company Secretary.  A sole Director who is also a sole Company Secretary can also sign.  Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission.  A form of the certificate may be obtained from the Company’s Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or an electronic copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received electronically by e-mail or by facsimile transmission at the Perth office of the Company (Level 9, 28 The Esplanade, Perth WA 6000), or by post to PO Box Z5083, Perth WA 6831, or by e-mail to voting@piedmontlithium.com or by facsimile to (08) 9322 6558 if faxed from within Australia or +61 8 9322 6558 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the Meeting (WST).